UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated September 5, 2017

File Number: 001-35785

SIBANYE GOLD LIMITED
(Translation of registrant's name into English)

Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ✓   Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____

Sibanye Gold Limited
Trading as Sibanye-Stillwater
Incorporated in the Republic of South Africa
Registration number 2002/031431/06
Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL
("Sibanye-Stillwater" or "the Group" or "the Company")

DEALING IN SECURITIES

Westonaria, 5 September 2017. In compliance with paragraphs 3.63 to 3.74 of the Listings Requirements of JSE Limited ("the Listings Requirements") we hereby advise that bonus shares granted on 1 March 2016 (the Grant Date") to Mr NJ Froneman, Chief Executive Officer and Mr C Farrel, Company Secretary of Sibanye-Stillwater have vested. Mr C Keyter, Chief Financial Officer of Sibanye-Stillwater has sold Bonus Shares to settle the associated tax liability.

Bonus Shares are linked to the annual bonus whereby the equivalent of two-thirds of the cash bonus is granted in Bonus Shares.

Mr BE Davison, an Independent Non-Executive Director of Sibanye-Stillwater, has bought the Company's shares in the market in his own capacity.

Details of the transactions are set out below:

Name	NJ Froneman
Position	Chief Executive Officer
Company	Sibanye Gold Limited trading as Sibanye-Stillwater
Nature of interest	Direct and Beneficial
Nature of transaction	Off market vesting of Bonus Shares
Transaction Date	1 September 2017
Number of Shares	33 441
Class of Security	Ordinary shares
Market Price per share on vesting	R20.6596
Total Value	R690 877.68
Vesting Period	The Bonus Shares vest in equal parts on 9 months and 18 months of the Grant Date.
Name	C Keyter
Position	Chief Financial Officer
Nature of interest	Direct and Beneficial
Nature of transaction	On market sale of Bonus Shares to cover associated tax liability.
Transaction Date	4 September 2017
Number of Shares	7 827
Class of Security	Ordinary shares
Market Price per share	R21.2700

Total Value	R166 840.29
Vesting Period	The Bonus Shares vest in equal parts on 9 months and 18 months of the Grant Date.
Name	**C Keyter**
Position	Chief Financial Officer
Company	Sibanye Gold Limited trading as Sibanye-Stillwater
Nature of interest	Direct and Beneficial
Nature of transaction	Off market vesting of Bonus Shares
Transaction Date	4 September 2017
Number of Shares	9 285
Class of Security	Ordinary shares
Market Price per share on vesting	R20.6596
Total Value	R191 824.39
Vesting Period	The Bonus Shares vest in equal parts on 9 months and 18 months of the Grant Date.

Name	**C Farrel**
Position	Company Secretary
Company	Sibanye Gold Limited trading as Sibanye-Stillwater
Nature of transaction	Off market vesting of Bonus Shares
Transaction Date	4 September 2017
Number of Shares	5 540
Class of Security	Ordinary shares
Market Price per share	R20.6596
Total Value	R 114 454.18
Vesting Period	The Bonus Shares vest in equal parts on 9 months and 18 months of the Grant Date.

Name	**BE Davison**
Position	Non-Executive Director
Company	Sibanye Gold Limited trading as Sibanye-Stillwater
Extent of interest	Indirect Beneficial
Nature of transaction	on market purchase of shares
Transaction Date	4 September 2017
Number of Shares	335 000
Class of Security	Ordinary shares
Market Price per share	R21.2851
Value of transaction excluding costs	R7 130 508.50

In terms of paragraph 3.66 of the Listings requirements the necessary clearance to deal in the above securities has been obtained.

Contact:

James Wellsted
Head of Investor Relations
+27 (0) 83 453 4014
email: ir@sibanyestillwater.com

Sponsor: J.P. Morgan Equities South Africa (Proprietary) Limited

FORWARD LOOKING STATEMENTS

This announcement includes "forward-looking statements" within the meaning of the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as "target", "will", "forecast", "expect", "potential", "intend", "estimate", "anticipate", "can" and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. The forward-looking statements set out in this announcement involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of Sibanye-Stillwater, that could cause Sibanye-Stillwater's actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. These forward-looking statements speak only as of the date of this announcement. Sibanye-Stillwater undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement or to reflect the occurrence of unanticipated events, save as required by applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

SIBANYE GOLD LIMITED

Dated: September 5, 2017

By:	/s/ Charl Keyter
Name:	Charl Keyter
Title:	Chief Financial Officer